SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

525 UNIVERSITY AVENUE, SUITE 1400

PALO ALTO, CALIFORNIA 94301

TEL: (650) 470-4500

FAX: (650) 470-4570

www.skadden.com

March 4, 2014

VIA EDGAR

Mr. Jay Mumford

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LSI Corporation
Preliminary Proxy Statement on Schedule 14A
Filed January 22, 2014
File No. 001-10317

Dear Mr. Mumford:

On behalf of LSI Corporation, a Delaware corporation (the “Company”), we are writing in response to the comment letter, dated February 18, 2014 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s above-referenced Preliminary Proxy Statement on Schedule 14A, filed with the Commission on January 22, 2014 (the “Proxy Statement”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics, followed by the responses of the Company. Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. We have provided a blackline of the Amended Proxy Statement marked against the Proxy Statement to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in the Proxy Statement.

March 4, 2014

Response to Staff Comments

Preliminary Proxy Statement filed January 22, 2014

1.	We note your disclosure regarding standstill provisions in the merger agreement. Please expand your disclosure to state that you have agreed not to terminate, waive, amend or modify any standstill provision, and that you will enforce any such provision. Also discuss the potential impact of the restrictions of Section 6.03(e) of the merger agreement with regard to third parties seeking to submit a potentially superior proposal with whom you may enter into confidentiality agreements containing standstill provisions.

Response:

The Company acknowledges the Staff’s comment. The Company would like to clarify that the only standstill provisions that remain in effect from the confidentiality agreements entered into in connection with the Company’s strategic process are the standstill provisions in the confidentiality agreements entered into with Avago Technologies Ltd. and its financing source, Silver Lake Partners IV, L.P. As a result, the Company is not obligated to enforce the standstill provisions in the confidentiality agreements entered into with Party A, Party B and Party C, as the standstill provisions in those confidentiality agreements terminated automatically in accordance with their terms upon the Company’s execution of the merger agreement with Avago Technologies Ltd.

However, in response to the Staff’s comment, the Company is amending and restating the third paragraph on Page 82 under the “No Solicitation of Acquisition Proposals” section of the Proxy Statement to read:

“In the merger agreement, we agreed not to terminate, waive, amend or modify any provision of, or grant permission under, any standstill or confidentiality agreement to which we or any of our subsidiaries is a party, and we agreed to enforce the provisions of each such confidentiality agreement. However, upon execution of the merger agreement, the only standstill provisions that remain in effect from the Company’s strategic process are the standstill provisions in the confidentiality agreements entered into with Avago and its financing source, Silver Lake. Upon our entry into the merger agreement, Party A, Party B, and Party C were and remain free to present a superior proposal in accordance with the terms of the merger agreement. Party D, which did not enter into a confidentiality agreement with the Company, was and remains free to present a superior proposal in accordance with the terms of the merger agreement.”

The Company respectfully submits that the last two sentences in the final paragraph of Page 9 under the “Summary” section of the Proxy Statement and last two sentences in the first paragraph on Page 80 under the “No Solicitation of Acquisition Proposals” section of the Proxy Statement clarify that the standstill provisions would not restrict a third party from submitting a potentially superior proposal to acquire the Company. However, in response to the Staff’s comment, the Company is adding the following sentences to replace the last two sentences in the final paragraph of Page 9 under the “Summary” section of the Proxy Statement and the last two sentences in the first paragraph on Page 80 under the “No Solicitation of Acquisition Proposals” section of the Proxy Statement to clarify

March 4, 2014

why the standstill provision contained in a confidentiality agreement entered into with a third party seeking to submit a potentially superior proposal to acquire the Company would not restrict such third party from making such a proposal. These sentences will read:

“In the merger agreement, which sets forth the circumstances in which we can provide information to and engage in dialogue with any party that provides a bona fide written acquisition proposal (as defined in the merger agreement) that is or may lead to a superior proposal, we agreed that we may not, and shall not allow any of our subsidiaries or our subsidiaries’ representatives to, furnish any information to any such third party making the acquisition proposal without first entering into a confidentiality agreement containing customary limitations on the use and disclosure of all non-public written and oral information furnished to such third party by or on our or our subsidiaries’ behalf and containing standstill provisions no less favorable to us than the standstill provisions contained in the confidentiality agreement we entered into with Avago, and promptly providing to Avago USA any such information provided to such third party. However, the standstill provision in the confidentiality agreement entered into with Avago contains an exception permitting acquisition proposals made at the invitation of our board of directors. In the event that we receive a proposal or expression of interest from a third party in compliance with the merger agreement and our board of directors determines, among other things, that such proposal or expression of interest constitutes, or is reasonably likely to result in, a superior proposal, our board would extend a written invitation to such bidder to present such acquisition proposal. The standstill provision in the confidentiality agreement that such third party would enter into with the Company would not restrict such third party from proceeding with its proposal, requesting and receiving non-public information about us and our subsidiaries, engaging in discussions with us with respect to the proposal and, if our board determines that the proposal constitutes a superior proposal and provided that we comply with our non-solicitation obligations under the merger agreement, entering into a definitive agreement with us with respect to the proposal. Accordingly, notwithstanding any reference in the merger agreement to the execution of confidentiality agreements containing standstill provisions no less favorable to us than the standstill provisions contained in the confidentiality agreement we entered into with Avago, potential bidders will be able to present us with a potentially superior proposal and will be able to obtain confidential due diligence material and present improved bids regardless of the standstill provision in the confidentiality agreement that such third party would enter into with the Company.”

2.	We note your disclosure in this section regarding the decisions by Party A, Party B and Party C’s to notify your representatives that these parties were “no longer interested in pursuing” a transaction with you. Please expand to disclose the reasons cited by these parties as to why they determined not to submit indications of interest.

Response:

In response to the Staff’s comment, the Company is adding the following sentence as the second sentence of the third paragraph on Page 35 under the “Background of the Merger” section of the Proxy Statement:

“Party C stated that it was withdrawing from the Company’s strategic process because it had determined that a transaction to acquire the whole Company was not strategically compatible with Party C’s businesses.”

March 4, 2014

In addition, in response to the Staff’s comment, the Company is adding the following sentence as the second sentence of the first paragraph on Page 36 under the “Background of the Merger” section of the Proxy Statement:

“Party B stated that it was not interested in acquiring the Company because it did not view the Company’s Hard Disk Drive business as strategically compatible with Party B’s businesses and had concerns about its ability to consummate a transaction to acquire the Company in a timely fashion.”

In addition, in response to the Staff’s comment, the Company is adding the following sentence as the second sentence of the fourth paragraph on Page 36 under the “Background of the Merger” section of the Proxy Statement:

“Party A stated that it was not interested in acquiring the Company because it did not view the Company’s Hard Disk Drive business as strategically compatible with Party A’s businesses and that Party A’s internal valuation of the Company did not support an acquisition price that would be at a premium to the current trading price of the Company’s common stock.”

3.	We note your disclosure in the third full paragraph on page 37 that the strategic process to date had not resulted in any “other actionable proposals.” This disclosure suggests that perhaps another party or multiple parties presented proposals that the board did not consider or otherwise rejected. Please clarify your disclosure and expand as necessary to describe the other proposals you received.

Response:

In response to the Staff’s comment, the Company would like to clarify that the Company did not receive any proposals to acquire the Company except for the proposal received from Avago Technologies Ltd. The Company is amending and restating the second sentence of the third paragraph on Page 37 under the “Background of the Merger” section of the Proxy Statement to read:

“The board next considered Avago’s request for exclusivity and determined that because the strategic process to date had not resulted in any other proposals for the sale of the Company and because Avago would not expend the significant resources necessary to complete due diligence and negotiate a definitive agreement absent exclusivity, the board of directors would authorize the Company to enter into an exclusivity agreement providing for a short period of exclusivity that would remain effective only so long as Avago’s per share offer price remained at or above $11.15.”

* * *

March 4, 2014

Please be advised that, in connection with the Comment Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at 650-470-4533.

Sincerely,

/s/ M. Amr Razzak

M. Amr Razzak

cc:	Jean Rankin, General Counsel, LSI Corporation